SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: July 1, 2008

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

Acquisition of Vessel

On July 1, 2008, Navios Maritime Partners L.P. (“Navios Partners”) issued a press release announcing the completion of the acquisition of a vessel, the Navios Aurora I. Navios Partners acquired the vessel from Anemos Maritime Holdings Inc., a wholly-owned subsidiary of Navios Maritime Holdings Inc. The acquisition was completed pursuant to the previously executed Share Purchase Agreement, dated April 30, 2008 and Navios Partners paid an $80.0 million purchase price, consisting of $35.0 million cash and the issuance of 3,131,415 common units having a value of $45.0 million, for such vessel. The parties also entered into a Registration Rights Agreement with respect to the common units issued. A copy of the press release, the Share Purchase Agreement and the Registration Rights Agreement, are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: July 2, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 1, 2008
99.2	Share Purchase Agreement, dated April 30, 2008
99.3	Registration Rights Agreement, dated April 30, 2008